UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission file number: 0-30324

RADWARE LTD.
(Name of registrant)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Form 6-K is hereby incorporated by reference into Registration Statements on Form S-8 (Commission File Numbers 333-12156, 333-13818, 333-105213, 333-114668, 333-135218, 333-161796, 333-166673, 333-166674 and 333-193124).

CONTENTS

On November 30, 2015, Radware Ltd. (the "Company" or "Radware") filed a motion with the Israeli District Court in Tel Aviv (the “Court”), to approve a potential share repurchase program of up to $50 million (the "Repurchase Program") pursuant to Section 303 of the Israeli Companies Law (the “Motion”).

The approval of the Court for the Repurchase Program is required because the Company does not currently satisfy the “profit test”, as defined in Section 302 of the Israeli Companies Law, that is one of the tests for making the distribution contemplated by the Repurchase Program.

It is emphasized that the Repurchase Program is subject to the satisfaction of certain additional conditions, including the approval of the Board of Directors regarding the scope and terms thereof, if any. As such, there can be no assurance if and when such conditions will be satisfied, including the amount, if any, allocated by the Board of Directors for the Repurchase Program.

In connection with the Motion, the Company (i) published in newspapers in Israel a Notice on Filing of a Motion with the Court to Approve a Distribution Pursuant to Section 303 of the Israeli Companies Law (the "Newspaper Notice") and (ii) filed with the Court, among other things, its unaudited financial statements for the period ended September 30, 2015, which included its unaudited consolidated statement of cash flows for the period.

A translation to English of the Newspaper Notice is attached to this Form 6-K as Exhibit 99.1. A copy of the unaudited financial statements filed with the Court is attached to this Form 6-K as Exhibit 99.2.

Exhibits

99.1	Notice on Filing of a Motion with the Court (translation from Hebrew).
99.2	Radware Ltd. unaudited consolidated financial statements for the nine months ended September 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.
By: /s/ Doron Abramovitch
Doron Abramovitch Chief Financial Officer

Date: December 1, 2015